Exhibit 99.1

Medigus’ Micro Mobility Vehicle JV, Revoltz, Launches Pilot Program at a New Autonomous Supermarket

Tel Aviv, Israel -- March 7, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that Revoltz, an EV and wireless charging joint venture, of which Medigus owns 19.9% and which is operated through the Company’s wholly owned subsidiary, Charging Robotics Ltd., will start a pilot project at a new fully autonomous supermarket in Israel.

As part of the project, Revoltz received a purchase order for a PORTO unit, Revoltz’s advanced micro-mobility vehicle for the last-mile delivery market, equipped with a modular loading space for multiple packages.

“The last-mile delivery space continues its exponential growth, and the PORTO micro mobility vehicle is well positioned to meet this rapidly growing demand across a variety of compelling application scenarios,” commented Liron Carmel, CEO of Medigus.

The new autonomous supermarket is in final stages of preparations before its opening. The customers will make purchases online, and a robotic system will assemble and pack their orders, which will be delivered to surrounding areas by Revoltz’s PORTO unit.

Designed specifically for the last mile delivery market, Revoltz’s PORTO model provides an impressive combination of function, robust design and agility. The PORTO unit, which is capable of long-range deliveries and can complete a full day’s work on a single charge, offers a similar storage capacity as the boot of a small hatchback car. Even under full load, the PORTO features a robust tilting mechanism to ensure maximum stability. Two high volume loading spaces are integrated over the front and rear axles, which spreads the weight of the cargo evenly and symmetrically over the wheelbase, creating a safe and confidence-inspiring ride while keeping vehicle dimensions minimal.

According to Statista, the global last mile delivery market is expected to grow from $108 billion (USD) in 2020 to more than $200 billion (USD) by 2027.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in ScoutCam Inc. and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeff's Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com